FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 7, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   November 8, 2006

By: Signed "Cathy Zhai"

Cathy Zhai

Interim Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Norsat Applies to Reprice March Warrants

(Vancouver, Canada)  November 7th, 2006 - Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) announced today that it has applied to the Toronto Stock Exchange (“TSX”) for approval to amend the exercise price of each of the 3,065,232 common share purchase warrants issued in March 2006. The proposed amendment would reduce the exercise price of the warrants from US$0.75 to US$0.475 (the US dollar equivalent of the volume weighted average trading price of Norsat's common shares for the 5 trading days ended November 3, 2006). The amendment will take effect November 22nd, 2006, subject to receipt of the TSX approval. All other terms of the warrants will remain the same, including the expiry date of March 2008. None of the warrants are held by insiders of Norsat.

The application to re-price the warrants is pursuant to the terms of Norsat's March 2006 private placement financing. The Company had agreed with the holders of the warrants to use its best efforts to amend the exercise price of the warrants to any lower price at which Norsat may issue common shares during the two year term of the warrants. Norsat announced on October 26, 2006 that it had closed an unbrokered private placement of Units, comprised of convertible secured debentures and common share purchase warrants exercisable for 2 years at a price of US$0.45.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

The information should be read in conjunction with the Company’s audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.  All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-821-2808.

 # # #

Norsat International Inc. Contact:

Dr. Amiee Chan

+1 (604) 821-2808

achan@norsat.com

NEWS RELEASE

                           For Immediate Release

Norsat Investor Converts $1m Short Term Debt

(Vancouver, Canada)  November 8th, 2006 - Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) announced today that an institutional investor has opted to convert $1 million in short term, secured debentures into 2,500,000 common shares. The investor converted the debentures at US $ 0.40 per share, further to the terms of the private placement announced October 26th, 2006.

Under the terms of the October private placement, the Company had issued a combination of secured convertible debentures and common share purchase warrants, with gross proceeds to the Company of $1m. The convertible debentures had a term of 90 days and bore an interest at a floating rate of prime (as posted by the Bank of America) plus 1%.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

The information should be read in conjunction with the Company’s audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.  All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-821-2808.

 # # #

Norsat International Inc. Contact:

Dr. Amiee Chan

+1 (604) 821-2808

achan@norsat.com